

Mail Stop 4561

September 29, 2008

Anna T. Chew
Chief Financial Officer
UMH Properties, Inc.
3499 Route 9, Suite 3C
Freehold, New Jersey 07728

> **Re: UMH Properties, Inc.**
> **Form 10-K**
> **Filed March 11, 2008**
> **File No. 001-12690**

Dear Ms. Chew:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Gowetski
Senior Counsel